EMPLOYMENT AGREEMENT

                 This Employment Agreement (the “Agreement”) is made and entered into as of the Effective Date, by and between W. Dan Canessa (the “Employee”) and AmStar Mortgage Corporation, a Texas corporation (the “Company”).

                 WHEREAS, the Company desires to employ the Employee pursuant to the terms and conditions set forth herein; and

                 WHEREAS, the Employee desires to enter into such employment pursuant to the same terms and conditions;

                 NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

                 1.             Duties. The Employee agrees to devote his/her full time, attention and energies to the business and affairs of the Company during the Company’s normal working hours; to use his/her best efforts, skills and abilities to promote the Company’s business and affairs; and to perform any and all duties compatible with the position of described in Appendix A hereto, or as may be hereafter assigned or required, or with such other positions to which the Employee may be hereafter transferred or reassigned.

                 2.             Compensation. Employee shall receive such salary and benefits as set forth in Appendix A hereto, payable at the times established by the Company’s policies and procedures for payment of wages and compensation.

                 3.             Nondisclosure. The Employee acknowledges that (i) as a result of his/her access to trade secrets and confidential and proprietary business information (as such terms are defined below) of the Company, his/her position with the Company is one of the utmost trust and confidence; (ii) the Company has spent significant amounts of time and money developing its customers, contacts, contracts, and manufacturing and distribution processes and techniques; (iii) certain information about the Company’s customers, contacts, contracts, and techniques is not available to the general public; (iv) the Employee will be privileged to the information described in (i), (ii) and (iii), above; (v) the Company’s competitors could not recreate this information without substantial effort, time and money; and (vi) the Company’s business would be irreparably damaged by any use of such information other than for the Company’s benefit. Therefore, as a material inducement to the Company’s entering into this Agreement, the Employee agrees to the following provisions set forth in Paragraphs 3 through 7 hereof.

                 (a)           Confidential Information. Unless required by the Company in connection with his/her employment, or with the Company’s express written consent, the Employee agrees that he/she shall not, either during the term of this Agreement or for a period of three (3) years thereafter, directly or indirectly, use or disclose for his/her own benefit or for the benefit of any other person, firm or entity, any of the Company’s confidential or proprietary business information, whether or not said information was acquired, learned, obtained or developed by him/her alone or in conjunction with others. For purposes of this Agreement, the term “confidential or proprietary business information” shall include, without limitation, any and all information relative to the Company’s customers, contractors or suppliers, strategies, personnel practices, sales, costs and prices, financial information, marketing efforts, tangible customer lists, source codes, and any products or processes under development; it being the intent and agreement of the parties that the Employee shall not divulge or use any such information which is unpublished or not readily available to the general public. The Employee also makes the same pledge and agreement with regard to the confidential or proprietary business information of the Company’s past or present customers, contractors or suppliers, as well as the Company’s affiliates, successors and assigns.

                 (b)           Trade Secrets. Unless required by the Company in connection with his/her employment, or with the Company’s express written consent, the Employee agrees that he/she shall not, either during the term of this Agreement or at any time thereafter, directly or indirectly, use or disclose for his/her own benefit or for the benefit of any other person, firm or entity, any of the Company’s trade secrets, whether or not said information was acquired, learned, obtained or developed by him/her alone or in conjunction with others. For purposes of this Agreement, the term “trade secrets” shall mean that which is known only to the Company and those employees to whom it has been confided, and is by law the property of the Company. “Trade secrets” shall include all information relating to technical or non technical data, programs, methods, techniques, processes, financial data, financial plans, product plans, and lists of actual or potential customers or suppliers not commonly known by or available to the public, which information derives actual or potential economic value from not being generally known and not readily ascertainable by proper means by other persons who could derive economic value from the disclosure of such information, and which information is subject to the Company’s reasonable efforts to maintain its secrecy.

                 (c)           No Prior Knowledge. The Employee acknowledges and agrees that, at the time the Employee is first employed by the Company, he/she had no prior knowledge that would constitute “confidential or proprietary business information” or “trade secrets” of the Company, as those terms are defined above.

                 4.             Assignment of Innovations or Inventions. The Employee agrees to disclose in writing and assign, on behalf of the Employee, his/her heirs, executors and administrators, to the Company or its successors or assigns, any and all innovations, inventions, processes, methods, products or improvements, that he/she may have discovered, conceived or developed, either individually or in collaboration with others, during the course of his/her past, present or future employment with the Company, or with the use of the Company’s time, data, facilities or materials, which were within the scope of the Company’s business or any expansion thereof. It is acknowledged that this assignment is irrespective of whether the idea for the particular innovation, invention, process or method occurred or arose to the Employee at work, at home, or anywhere else. The Employee covenants and agrees that he/she shall execute, acknowledge and deliver to the Company any additional documents required in the application or procurement of any patent, copyright or trademark by the Company. The Employee also agrees that such innovations inventions, processes, methods or products are the Company’s sole and exclusive property, regardless of whether the Company has filed a patent application related to same.

                 5.             Noncompetition.

                                 (a)           In acknowledgment of the legitimate business interests of both the Company and the Employee, the parties desire to enter into an arrangement whereby the Company’s investments in identifying, developing and maintaining its manufacturing processes, customers, and recruiting and training of its employees, are protected. At the same time, the Company does not desire to unreasonably hamper or prevent the Employee from earning a livelihood should the Employee leave the employ of the Company. Accordingly, the parties have agreed as provided in Paragraphs 5, 6 and 7 of this Agreement, in order to accommodate their respective needs and legitimate interests.

                                 (b)           The Employee agrees that during the term of this Agreement and for a period of eighteen (18) months thereafter, he/she shall not directly or indirectly own, advise, counsel, assist or engage in, any business which offers services competitive to those offered by the Company. It is further provided that this covenant shall only apply so as to prevent the Employee from performing any such acts in a similar manner or role as the Employee previously performed on behalf of the Company, but shall not apply to prevent the Employee from performing other roles or acts which have no relationship to the roles or acts performed by the Employee during his/her employment by the Company, and which do not involve the use of knowledge or skills developed or used by the Employee in connection with his/her employment by the Company. It is further provided that following the termination of the Employee’s employment by the Company, for whatever reason, this covenant shall only apply within a one hundred (100) mile radius of any location where the Employee performed any work or services for the Company.

                 6.             Customer Solicitations. The Employee agrees that during the term of this Agreement and for eighteen (18) months following its termination, for whatever reason, he/she shall not solicit, divert or take away, directly or by assisting others, any business from any Customer (as defined below), or any actively sought prospective Customer, with whom the Employee had material contact (as defined below) during the term of this Agreement, for the purpose of providing mortgage banking or similar services provided by company.

                                 (a)           Material Contact. It is agreed that for purposes of this Paragraph 6, a “material contact” exists between the Employee and any Customer or actively sought prospective Customer: (i) with whom the Employee dealt; (ii) whose dealings with the Company were coordinated or supervised by the Employee; (iii) about whom the Employee obtained confidential or proprietary business information or trade secrets in the ordinary course of business as a result of his/her association with the Company; or (iv) who receives products or services authorized by the Company, the sale or provision of which resulted in compensation, commissions or earnings for the Employee at or within two (2) years prior to the date of termination of this Agreement.

                                 (b)           Customer. It is agreed that for purposes of this Paragraph 6, a “Customer” shall mean any customer which has dealt with the Company during or within two (2) years prior to the date of termination of this Agreement.

                 7.             Employee Solicitations. The Employee agrees that during the term of this Agreement and for eighteen (18) months following its termination, for whatever reason, he/she shall not solicit, recruit or hire, or attempt to solicit, recruit or hire, whether directly or by assisting others, any other employee of the Company to work for any individual or entity other than the Company, unless the Company expressly consents thereto in writing.

                 8.             Documents and Writings. During or subsequent to the termination of his/her employment, the Employee will not copy, duplicate, or otherwise reproduce, or permit copying, duplication or reproduction, of any of the Company’s documents or writings, including but not limited to notes, notebooks, letters, blueprints, manuals, specifications, financial documents, business plans, and the like, or any other documents or writings containing the Company’s trade secrets or other confidential or proprietary business information, or other documents owned or originated by the Company and related to the Company’s business, which may have, from time to time, come into the possession, custody or control of the Employee, without the express written consent of the Company. The Employee further expressly covenants and warrants that upon the termination of his/her employment for any reason, he/she shall promptly deliver to the Company any and all copies in his/her possession, custody or control of any and all such documents or writings. For purposes of this Agreement, the term “documents and writings” shall also include information and/or programs contained or stored on any computer, computer disk or other electronic medium.

                 9.             Term. This Agreement shall become effective upon the Effective Date as indicated in Appendix A hereto. This Agreement may be terminated and canceled by either party upon fourteen (14) days’ written notice delivered to the other party. To effect an immediate termination, simultaneously with the delivery of the notice of termination the Company may elect to pay an amount equal to 2 times the average weekly compensation of Employee over the entire period worked by Employee prior to the notice of termination. Those obligations of the Employee specified in Paragraphs 3, 4, 5, 6 and 7, above, which are specified to continue following the termination of employment, shall remain in full force and effect regardless of any termination of this Agreement.

                 10.           Severability. If any provision of this Agreement is declared or determined by a court of competent jurisdiction to be excessively broad or unreasonable as to time, duration, geographic scope, activity or subject, it is hereby agreed that such court should construe the provision by limiting and/or reducing it so as to be reasonable and enforceable to the extent compatible with governing law as it shall then appear. Further, if any provision of this Agreement is declared or is determined by any court of competent jurisdiction to be illegal or invalid, the continuing applicability of the remaining provisions shall not be affected thereby, and any such illegal or invalid provision shall be deemed not to be a part of this Agreement.

                 11.           Governing Law. This Agreement shall be construed and enforced according to the laws of the State of Texas.

                 12.           Remedies. The Employee acknowledges and agrees that it is impossible to measure in money the damages which will accrue to the Company if a court of competent jurisdiction shall determine the Employee has breached or is in default of any of the Employee’s covenants, agreements, representations or warranties herein. Accordingly, if any action or proceeding is instituted by or on behalf of the Company or its successors or assigns to enforce any term of this Agreement, and a court of competent jurisdiction determines that the Employee has breached or is in default of any of the Employee’s covenants, agreements, representations or warranties herein, the Employee hereby waives any claim or defense thereto that the Company has an adequate remedy at law or that the Company has not been, or is not being, irreparably injured thereby.

                 The rights of the Company pursuant to this paragraph are cumulative, in addition to, and shall not be deemed to exclude any other right or remedy which the Company may have pursuant to this Agreement or otherwise, at law or in equity.

                 If a court of competent jurisdiction shall determine the Employee has breached or is in default in the performance of any of the covenants, agreements, representations or warranties described in this Agreement, then in addition to any and all of the rights which the Company may have against the Employee, the Employee shall be liable to the Company for its court costs and reasonable attorneys’ fees in enforcing its rights hereunder.

                 13.           Assignability. This Agreement is fully assignable by the Company to any person or entity, and shall inure to the benefit of any such assignee or legal successor to the Company’s interests. The Employee shall not have the right to assign any right or obligation under this Agreement.

                 14.           Employee’s Obligation to Provide Notice. The Employee agrees to provide notice of the Employee’s obligations and covenants under this Agreement to any subsequent employer, or any other person or entity for whom the Employee shall hereafter provide work or services, if such subsequent employer, person or entity engages in the same or any similar business to that of the Company, or if such subsequent employer, person or entity conducts any business which is competitive with the business interests of the Company.

                 15.           Employee’s Duty to Request Clarification. If, at any time, the Employee has an opportunity or need to use or disclose any item of information which may be protected hereunder, either as a trade secret or as confidential or proprietary business information, and if the Employee has any question as to whether such item of information is subject to protection hereunder, whether during or after the Employee’s employment with the Company, then the Employee has a duty and obligation to submit a written request for clarification from the Company as to whether the Company deems such item of information to be protected hereby. Any such written request shall be submitted as soon as practicable by the Employee, and the Company agrees to respond to any such request as soon as practicable.

                 16.           Entire Agreement. This Agreement sets forth the entire understanding and agreement of the parties, and it fully supersedes any and all prior understandings or agreements pertaining to the subject matter hereof. This Agreement cannot be amended, modified or supplemented in any respect, except in a subsequent writing signed by the parties hereto.

                 17.           Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same instrument.

                 IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 7th day of July, 2004.

Employee:	Amstar Mortgage Corporation

____________________________	By: __________________________________
W. Dan Canessa	Howard Wayland, President

Appendix A

1.	Employee: W. Dan Canessa

2.	Position: Senior Vice President of Mortgage Banking

3.	Effective Date. This Agreement shall become effective on September 1, 2004, contingent upon satisfactory completion of a drug screen and physical in accordance with Company policies.

4.	Base Salary. Company shall pay Employee a salary based upon commission of the following:

a.	On all sub-prime loans a commission based on volume is

i.	On the total loans funded between $0.00 - $2,000,000.00 in a given calendar month, one quarter of one percent (0.0025) of the amount funded will be paid; Per each investor

ii.	In addition to (i) if 2,000,000.01 – 4,000,000.00 in a given calendar month are funded, zero percent (0%) will be paid on the loans;

iii.	In addition to (ii) above, if $4,000,000.01 or more loans are funded in a given calendar month, one quarter of one percent (0.0025) on the amount funded will be paid per each investor.

b.	On all A paper loans a fee to be determined at a later time will be structured as approved by the President and the Board of Directors.

c.	Salary should include full health benefits for employee and family paid by company.

5.	Bonus. At the discretion of the Company’s Board of Directors and subject to his/her continued employment hereunder, Employee may become eligible for bonus compensation calculated under a bonus plan adopted by the Board of Directors, if any. If Employee is included in such a plan, bonus compensation shall be subject to goals, targets and criteria as established and determined by Company’s Board of Directors.

6.	Vacation. Employee’s shall be entitles to three weeks every twelve months of his/her employment with no more that two consecutive weeks at one given time.

All terms of this Appendix A are subject to other Company policies on the same matters. Nothing contained in Appendix A is intended to restrict the right of either party to terminate this Agreement without cause upon fourteen (14) days’ written notice delivered to the other party.

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Employee’s Initials	for Company